Notification of cessation of +securities Notification of cessation of +securities 1 / 4 Announcement Summary Entity name JAMES HARDIE INDUSTRIES PLC Announcement Type New announcement Date of this announcement Thursday March 30, 2023 Details of +securities that have ceased ASX +security code Security description Number of +securities that have ceased The +securities have ceased due to Date of cessation JHX CHESS DEPOSITARY INTERESTS 1:1 3,833,388 Cancellation pursuant to an on-market buy-back 21/03/2023 Refer to next page for full details of the announcement

Notification of cessation of +securities Notification of cessation of +securities 2 / 4 Part 1 - Announcement Details 1.1 Name of +Entity JAMES HARDIE INDUSTRIES PLC We (the entity named above) provide the following information about our issued capital. 1.2 Registered Number Type ARBN Registration Number 097829895 1.3 ASX issuer code JHX 1.4 The announcement is 1.5 Date of this announcement 30/3/2023 New announcement

Notification of cessation of +securities Notification of cessation of +securities 3 / 4 Part 2 - Details of +equity securities or +debt securities that have ceased ASX +Security Code and Description JHX : CHESS DEPOSITARY INTERESTS 1:1 Quoted +equity securities or +debt securities that have ceased Number of securities that have ceased 3,833,388 Reason for cessation Cancellation pursuant to an on-market buy-back Date of cessation 21/3/2023 Is the entity paying any consideration for the cessation? In what currency is the consideration being paid? AUD - Australian Dollar Total consideration paid or payable for the securities AUD 116,128,951.700000000000 Any other information the entity wishes to notify to ASX about the cessation? 21 March 2023 is noted for the date of cessation, as the CDIs were cancelled on 23 December 2022 and 21 March 2023 as they were bought back. Yes

Notification of cessation of +securities Notification of cessation of +securities 4 / 4 Part 3 - Issued capital following changes Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise: 3.1 Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX) ASX +security code and description Total number of +securities on issue JHX : CHESS DEPOSITARY INTERESTS 1:1 442,056,296 3.2 Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue JHXAK : RESTRICTED STOCK UNIT 2,973,679 JHXAL : OPTION EXPIRING 03-NOV-2027 EX $33.05 269,221 Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form.